# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DHT Holdings, CIK 0001331284
CUSIP: Y2065G121
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 11/13/2025
Filed by CIK 0001649312
Persons authorized to receive notices and communications: Nicholas Fell, BW Maritime Pte, Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore, Singapore (U0), 117438, 65 (0) 6434 5818

## Reporting persons
- BW Group Limited (CIK 0001649312): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 17,002,356; shared voting power 0; sole dispositive power 17,002,356; shared dispositive power 0; aggregate amount beneficially owned 17,002,356 (10.57% of the class)
  Comment: This percentage is based on a total of 160,799,407 shares of Common Stock outstanding as of September 30, 2025, as reported in the Report of Foreign Issuer on Form 6-K filed by the Issuer on October 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DHT Holdings
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM 11
Comment:
This Amendment No. 9 to Schedule 13D ("Amendment No. 9") is being filed by BW Group Limited ("BWG"), pursuant to 240.13d-2(a) under the Act, with respect to the Common Stock, par value $0.01 per share ("Common Stock"), of DHT Holdings, Inc., a company incorporated in the Republic of the Marshall Islands (the "Issuer"), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

This Amendment No. 9 amends and supplements the statement on the Schedule 13D originally filed by BWG with the Securities and Exchange Commission (the "SEC") on April 3, 2017, and amended by Amendment No. 1, filed with the SEC on May 14, 2018, Amendment No. 2, filed with the SEC on February 26, 2019, Amendment No. 3, filed with the SEC on May 21, 2019, Amendment No. 4, filed with the SEC on November 22, 2019, Amendment No. 5, filed with the SEC on March 31, 2020, Amendment No. 6, Amendment No. 7, filed with the SEC on May 7, 2024 and Amendment No. 8, filed with the SEC on September 10, 2025 (collectively with this Amendment No. 9, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of November 17, 2025, BWG may be deemed to beneficially own 17,002,356 shares of Common Stock, representing approximately 10.57% of the outstanding shares of Common Stock.

The foregoing beneficial ownership percentage is based on a total of 160,799,407 shares of Common Stock outstanding as of September 30, 2025, as reported in the Report of Foreign Issuer on Form 6-K filed by the Issuer on October 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: BWG has sole voting power and sole dispositive power over 17,002,356 shares of Common Stock.
Transactions in the class effected during the past sixty days:
The below chart reflects the transactions in Common Stock effected by BWG during the past 60 days. All of the shares of Common Stock were sold in open market transactions through a broker.

Trade date No. of Shares Sold Average Price(1) Transaction Price
Range
16-Sept-25 (250,000) $ 12.6315 $12.60 to $12.74
17-Sept-25 (250,000) $ 12.9398 $12.88 to $13.02
18-Sept-25 (250,000) $ 12.7957 $12.75 to $12.87
23-Oct-25 (31,386) $ 12.7691 $12.75 to $12.79
28-Oct-25 (253,000) $ 12.8719 $12.80 to $12.95
29-Oct-25 (200,000) $ 13.0423 $13.00 to $13.16
30-Oct-25 (34,963) $ 13.2745 $13.25 to $13.33
06-Nov-25 (155,854) $ 13.2670 $13.25 to $13.31
10-Nov-25 (109,183) $ 13.3834 $13.35 to $13.50
11-Nov-25 (31,779) $ 13.4066 $13.40 to $13.44
13-Nov-25 (68,221) $ 13.7148 $13.60 to $13.84

(1) Reflects the weighted average sale price per share of Common Stock sold in multiple transactions. BWG undertakes to provide the SEC staff, upon request, all information regarding the number of shares sold at each separate price within the ranges set forth above.

## Signatures
- BW Group Limited: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell/Authorized Signatory (11/17/2025)